# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## FORM 8-K

### CURRENT REPORT
### PURSUANT TO SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of Report (Date of earliest event reported): May 4, 2004**



(Exact name of registrant as specified in its charter)

| Kentucky | 0-1469 | 61-0156015 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |

700 Central Avenue, Louisville, KY 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

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**CHURCHILL DOWNS INCORPORATED**

**INDEX**

**Item 12.**         **Results of Operations and Financial Condition**

The registrant's earnings press release dated May 4, 2004, reporting its first quarter 2004 results of operation and financial condition, is attached hereto as Exhibit 99.1 and incorporated by reference herein. This information is being furnished under Item 12 of Form 8-K pursuant to the U.S. Securities and Exchange Commission's filing guidance as set forth in Release No. 33-8216.

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**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**CHURCHILL DOWNS INCORPORATED**

May 4, 2004                                    /s/Michael E. Miller
                                               Michael E. Miller
                                               Executive Vice President and
                                               Chief Financial Officer
                                               (Principal Financial and Accounting Officer)

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